SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                  TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13D-2(a)

                               (AMENDMENT NO. 2)*

                             AIR METHODS CORPORATION
          ____________________________________________________________
                                (Name of Issuer)

                          COMMON STOCK, PAR VALUE $0.06
          ____________________________________________________________
                         (Title of Class of Securities)

                                    009128307
                     _______________________________________
                                 (CUSIP Number)

                              Matthew J. Day, Esq.
                        118 E. 25th Street, Eighth Floor
                            New York, New York 10010
                                 (212) 673-0484
_______________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                  July 16, 2004
          _____________________________________________________________
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 7 Pages)
________________________

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------------                       ----------------------------
CUSIP No. 009128307                    13D          Page 2 of 7
-----------------------------                       ----------------------------


--------------------------------------------------------------------------------
     1         NAME  OF  REPORTING  PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
               Acquisitor Holdings (Bermuda) Ltd.
               No IRS Identification Number
--------------------------------------------------------------------------------
     2         CHECK  THE  APPROPRIATE  BOX IF A MEMBER OF A GROUP*     (a) |_|
                                                                        (b) |X|
--------------------------------------------------------------------------------
     3         SEC  USE  ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS
               WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO  ITEM 2(d) OR 2(e)                                |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP  OR  PLACE  OR  ORGANIZATION
               BERMUDA
--------------------------------------------------------------------------------
  NUMBER  OF          7        SOLE  VOTING  POWER
    SHARES                     1,094,400
BENEFICIALLY   -----------------------------------------------------------------
OWNED BY EACH         8        SHARED  VOTING  POWER
  REPORTING                    0
 PERSON  WITH  -----------------------------------------------------------------
                      9        SOLE  DISPOSITIVE  POWER
                               1,094,400
               -----------------------------------------------------------------
                     10        SHARED  DISPOSITIVE  POWER
                               0
--------------------------------------------------------------------------------
    11         AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH REPORTING PERSON
               1,094,400
--------------------------------------------------------------------------------
    12         CHECK  BOX  IF  THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES     |_|
               CERTAIN SHARES*
--------------------------------------------------------------------------------
    13         PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
               10.1%
--------------------------------------------------------------------------------
    14         TYPE  OF  REPORTING  PERSON *
               CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------                       ----------------------------
CUSIP No. 009128307                    13D          Page 3 of 7
-----------------------------                       ----------------------------


--------------------------------------------------------------------------------
     1         NAME  OF  REPORTING  PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
               Duncan Soukup
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) |_|
                                                                        (b) |X|
--------------------------------------------------------------------------------
     3         SEC  USE  ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS
               PF
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO  ITEM 2(d) OR 2(e)                                |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP  OR  PLACE  OR  ORGANIZATION
               UNITED KINGDOM
--------------------------------------------------------------------------------
  NUMBER  OF          7        SOLE  VOTING  POWER
    SHARES                     20,000
BENEFICIALLY   -----------------------------------------------------------------
OWNED BY EACH         8        SHARED  VOTING  POWER
  REPORTING                    0
 PERSON  WITH  -----------------------------------------------------------------
                      9        SOLE  DISPOSITIVE  POWER
                               20,000
               -----------------------------------------------------------------
                     10        SHARED  DISPOSITIVE  POWER
                               0
--------------------------------------------------------------------------------
    11         AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH REPORTING PERSON
               20,000
--------------------------------------------------------------------------------
    12         CHECK  BOX  IF  THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES     |_|
               CERTAIN SHARES*
--------------------------------------------------------------------------------
    13         PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
               LESS THAN 1%
--------------------------------------------------------------------------------
    14         TYPE  OF  REPORTING  PERSON *
               IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------                       ----------------------------
CUSIP No. 009128307                    13D          Page 4 of 7
-----------------------------                       ----------------------------


--------------------------------------------------------------------------------
     1         NAME  OF  REPORTING  PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Timothy Lovell
--------------------------------------------------------------------------------
     2         CHECK  THE  APPROPRIATE  BOX IF A MEMBER OF A GROUP*     (a) |_|
                                                                        (b) |X|
--------------------------------------------------------------------------------
     3         SEC  USE  ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS
               PF
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO  ITEM 2(d) OR 2(e)                                |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP  OR  PLACE  OR  ORGANIZATION
               UNITED KINGDOM
--------------------------------------------------------------------------------
  NUMBER  OF          7        SOLE  VOTING  POWER
    SHARES                     8,000
BENEFICIALLY   -----------------------------------------------------------------
OWNED BY EACH         8        SHARED  VOTING  POWER
  REPORTING                    0
 PERSON  WITH  -----------------------------------------------------------------
                      9        SOLE  DISPOSITIVE  POWER
                               8,000
               -----------------------------------------------------------------
                     10        SHARED  DISPOSITIVE  POWER
                               0
--------------------------------------------------------------------------------
    11         AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH REPORTING PERSON
               8,000
--------------------------------------------------------------------------------
    12         CHECK  BOX  IF  THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES     |_|
               CERTAIN SHARES*
--------------------------------------------------------------------------------
    13         PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
               LESS THAN 1%
--------------------------------------------------------------------------------
    14         TYPE  OF  REPORTING  PERSON *
               IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------                       ----------------------------
CUSIP No. 009128307                    13D          Page 5 of 7
-----------------------------                       ----------------------------

                               AMENDMENT NO. 2 TO
                               ------------------
                            STATEMENT ON SCHEDULE 13D
                            -------------------------


          This Amendment No. 2 to Statement on Schedule 13D (the "Amendment") is filed on behalf of the undersigned (the "Filing Parties"). This Amendment amends the Statement on Schedule 13D filed by the Filing Parties with the Securities and Exchange Commission (the "SEC") on May 21, 2004 (the "Schedule 13D") as specifically set forth herein. Capitalized terms used herein and not otherwise defined shall have the same meanings ascribed to them in the Schedule 13D.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is hereby amended and restated to read as follows:

     The aggregate purchase price of the 1,094,400 shares of Common Stock held by Acquisitor is $9,840,295 (including brokerage fees and expenses). All of the shares of Common Stock beneficially held by Acquisitor were paid for using its working capital funds.

     The aggregate purchase price of the 20,000 shares of Common Stock beneficially held by Duncan Soukup is $121,482 (including brokerage fees and expenses). All of the shares of Common Stock beneficially held by Duncan Soukup were paid for using his personal funds.

     The aggregate purchase price of the 8,000 shares of Common Stock beneficially held by Timothy Lovell is $48,834 (including brokerage fees and expenses). All of the shares of Common Stock beneficially held by Timothy Lovell were paid for using his personal funds.

-----------------------------                       ----------------------------
CUSIP No. 009128307                    13D          Page 6 of 7
-----------------------------                       ----------------------------

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended and restated to read as follows:

     (a)-(b) The aggregate number of shares of Common Stock and percentage of the outstanding Common Stock of the Issuer beneficially owned (i) by each of the Filing Parties, and (ii) to the knowledge of the Filing Parties, by each other person who may be deemed to be a member of a group, is as follows:

                                         Number of         Number of
                                        Shares: Sole     Shares: Shared
                    Aggregate Number  Power to Vote or  Power to Vote or
                       of Shares          Dispose           Dispose       Approximate
Filing Party                                                              Percentage*
--------------------------------------------------------------------------------------
Acquisitor (1)             1,094,400         1,094,400                 0         10.1%
Duncan Soukup (1)             20,000            20,000                 0           **
Timothy Lovell (1)             8,000             8,000                 0           **
--------------------------------------------------------------------------------------

     * Based on 10,839,822 shares of Common Stock, par value $0.06 per share, outstanding as of May 7, 2004, as disclosed in the Issuer's Quarterly Report on Form 10-Q, for the quarter ended March 31, 2004.

     **  Less than one percent.

     (1) Each of the Filing Parties disclaims beneficial ownership of the securities held by the other Filing Parties.

     (c) During the past 60 days, the Filing Parties effected no transactions in shares of Common Stock of the Issuer other than as described in Item 6.

     (d) No person other than the Filing Parties is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is hereby amended to add the following:

     On July 16, 2004, call options covering 350,000 shares of Common Stock of the Issuer owned by Acquisitor expired with no value received by Acquisitor from the expiration. In addition, short put options covering 500,000 shares of the Issuer owned by Acquisitor were exercised causing Acquisitor to acquire 500,000 shares of Common Stock of the Issuer at an exercise price of $10 per share in a transaction between the put option holder(s) and Acquisitor.

-----------------------------                       ----------------------------
CUSIP No. 009128307                    13D          Page 7 of 7
-----------------------------                       ----------------------------

                                    SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: July 19, 2004

ACQUISITOR HOLDINGS (BERMUDA) LTD.          /s/  Duncan  Soukup
                                            ----------------------
                                            Duncan  Soukup
By: /s/ Duncan Soukup
----------------------
Name: Duncan Soukup
Title: Deputy Chairman



/s/ Timothy Lovell
---------------------
Timothy Lovell